Filed by: Versatel Telecom International
                           International N.V.
                           Commission File No.: 000-26767
                           This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


Versatel
                                                                  PRESS RELEASE




                      Versatel Announces Exchange Offer and
              Consent Solicitation for All of Its Outstanding Notes


Amsterdam, 10 October 2001 - Versatel Telecom International N.V. today announced that it intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the "SEC") later this week with respect to a proposed exchange offer (the "Exchange Offer") and consent solicitation (the "Consent Solicitation") with respect to all of the Company's outstanding high yield and convertible notes (together, the "Notes").

Among other things, the Exchange Offer and Consent Solicitation will be conditioned upon the receipt of tenders of at least 90 percent of initial principal amount of the Company's currently outstanding Notes and at least 90 percent in initial principal amount of each series of Notes currently outstanding.

The principal purpose of the Exchange Offer is to eliminate substantially all of the Company's outstanding indebtedness and interest expense. The principal purpose of the Consent Solicitation is to eliminate or modify substantially all of the restrictive covenants and other provisions of the Notes in order to enhance the Company's future financial and operating flexibility.

Pursuant to the terms of the Exchange Offer, bondholders are being offered an amount in cash and shares (in a ratio as set forth below) in return for tendering their Notes and providing their consents.
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                                                                           Consideration Per $1,000 or (euro)1,000
                                                                            Initial Principal Amount Tendered
                                                                           ---------------------------------------
                                                                             Cash                 Number of Shares
                                                                           ---------              ----------------
High Yield Notes
----------------
$225,000,000 13 1/4% Senior US Dollars Notes due 2008                         $215                     116.321
$150,000,000 13 1/4% Senior US Dollars Notes due 2008                         $215                     116.321
$180,000,000 11 7/8% Senior US Dollars Notes due 2009                         $205                     115.805
(euro)120,000,000 11 7/8% Senior Euro Notes due 2009                     (euro)205                     105.533
(euro)300,000,000 11 1/4% Senior Euro Notes due 2010                     (euro)205                     105.533

Convertible Notes
-----------------
(euro)300,000,000 4% Senior Convertible Notes due 2004                   (euro)150                      70.982
(euro)360,000,000 4% Senior Convertible Notes due 2005                   (euro)150                      70.982
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The aggregate amount of shares offered represents approximately 60 percent of the shares of the Company that would be outstanding at the close of the Exchange
Offer, assuming 90 percent of the Company's currently outstanding initial principal amount of Notes are exchanged.

Versatel believes the terms of the Exchange Offer and Consent Solicitation, which the Company is pursuing on a voluntary basis, are in the best interests of the Company and the holders of all its securities, including shareholders. In addition, completion of this transaction is also subject to approval of a share capital increase by the Company's shareholders. Upon completion of the transaction, the Company expects that its remaining cash balances, together with anticipated cash flow from operations, will provide the Company with sufficient capital to fund its operations for 30 to 36 months. The Company also expects total capital expenditure for 2002 to be significantly below 2001 levels.

Dealer Managers

The Dealer Managers for the Exchange Offer and Consent Solicitation and advisors to the Company on this restructuring are Lehman Brothers and Morgan Stanley.

Further Information

Investors are urged to read the prospectus to be filed by Versatel with the SEC in connection with the Exchange Offer and Consent Solicitation when it becomes available, because it will contain important information. Investors may obtain a free copy of the prospectus (when it becomes available) and other documents filed by the Company at the SEC's website: http://www.sec.gov. Investors may also obtain a free copy of the prospectus by contacting Investor Relations, Versatel Telecom International N.V., Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands, telephone: (31 20) 750 1231, facsimile: (31
20) 750 1019.

The statements contained in this press release that are not historical facts are "forward looking statements," including statements concerning Versatel's anticipated restructuring and elimination of its debt, ability to successfully continue as a going concern, its operating results, sufficiency of Versatel's cash on hand and other statements made in this release. Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the "Risk Factors" and other cautionary statements included in our Form 20-F for the year ended December 31, 2000 and the Form F-4 to be filed with the SEC in connection with the Exchange Offer and Consent Solicitation.

                                       END

Versatel Telecom International NV (Nasdaq & AEX: VRSA) based in Amsterdam, is a facilities-based, competitive local access broadband network operator focused on The Netherlands, Belgium and Northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 67,000 business customers and 1,550 employees. Versatel operates a broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on the Amsterdam Stock Exchange and Nasdaq National Market under the symbol "VRSA". News and information are available at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark of Versatel Telecom International NV in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

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Contacts:

Versatel
Mark Lazar                                                Anoeska van Leeuwen
Vice President Finance                                    Director Corporate Communications
Tel: +31-20-750-1079                                      Tel: +31-20-750-1322
E-mail: mark.lazar@versatel.nl                            E-mail: anoeska.vanleeuwen@versatel.nl
        ----------------------                                    ------------------------------

Lehman Brothers

Peter Toal                                                Stephen Sleigh
Managing Director - High Yield Capital Markets            Executive Director - Leveraged Finance
Tel: +1-646-351-4030                                      Tel: +44-207-260-2122
Email: ptoal@lehman.com                                   Email: ssleigh@lehman.com
Morgan Stanley

Ernst Teunissen                                           Ewa Borowska
Executive Director - Telecommunications Group             Vice President - Corporate Finance Execution
Tel: +44-207-425-3982                                     Tel: +44-207-425-5652
E-mail: ernst.teunissen@morganstanley.com                 E-mail: ewa.borowska@morganstanley.com
        ---------------------------------                         ------------------------------

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